UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Spark Networks, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

84651P100

(CUSIP Number)

Great Hill Partners, LLC

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Great Hill Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 81,221

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 81,221

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,221

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Great Hill Equity Partners II Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Deleware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,713,465

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,713,465

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,713,465

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 27.8%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Great Hill Affiliate Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 217,673

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 217,673

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 217,673

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Great Hill Partners GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,931,138

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,931,138

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,931,138

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 28.8%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Great Hill Equity Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,072,641

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,072,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,072,641

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Great Hill Partners GP III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,072,641

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,072,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,072,641

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. GHP III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,072,641

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,072,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,072,641

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Matthew T. Vettel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,072,641

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,072,641

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,072,641

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Stephen F. Gormley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,012,359

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,012,359

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,012,359

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 29.2%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. Christopher S. Gaffney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,085,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,085,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,085,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 44.1%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100

1.	Names of Reporting Persons. John G. Hayes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,085,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,085,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,085,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 44.1%

14.	Type of Reporting Person (See Instructions) IN

Introductory Note

This Amendment No. 7 amends the Schedule 13D filed by the Reporting Persons on December 12, 2005, as amended by Amendment No. 1 filed by the Reporting Persons on June 19, 2006, Amendment No. 2 filed by the Reporting Persons on February 11, 2008, Amendment No. 3 filed by the Reporting Persons on June 12, 2008, Amendment No. 4 filed by the Reporting Persons on August 27, 2008, Amendment No. 5 filed by the Reporting Persons on December 2, 2008 and Amendment No. 6 filed by the Reporting Persons on April 7, 2009 (as amended, the “Schedule 13D,” and together with Amendment No. 7, the “Statement”). This Amendment No. 7 is being filed on behalf of the following individuals and entities (the “Reporting Persons”): (i) Great Hill Investors, LLC, a Massachusetts limited liability company (“GHI”); (ii) Great Hill Equity Partners II Limited Partnership, a Delaware limited partnership (“GHEP II”); (iii) Great Hill Affiliate Partners II, L.P., a Delaware limited partnership (“GHAP II” ); (iv) Great Hill Equity Partners III, L.P., a Delaware limited partnership (“GHEP III”); (v) Great Hill Partners GP II, LLC, a Massachusetts limited liability company (“GPII,”); (vi) Great Hill Partners GP III, L.P., a Delaware limited partnership (“GHEPIIIGP”); (vii) GHP III, LLC, a Delaware limited liability company (“GPIII”); (viii) Stephen F. Gormley (“Gormley”); (ix) Christopher S. Gaffney (“Gaffney”); (x) Matthew T. Vettel (“Vettel”); and (xi) John G. Hayes (“Hayes”).  The Reporting Persons have not acquired or disposed of any shares of the Issuer’s Common Stock since the transactions previously reported on Amendment No. 1 to Schedule 13D filed by the Reporting Persons on June 19, 2006.

On June 9, 2007, Spark Networks plc, a public limited company registered in England and Wales and the Issuer’s predecessor-in-interest, was reorganized as the Issuer, and in connection with such reorganization, holders of shares in the Issuer’s predecessor-in-interest received in respect of such shares an equal amount of the Issuer’s Common Stock. Accordingly, references to “Ordinary Shares” in the Schedule 13D shall be deemed to refer to “Common Shares” to the extent appropriate. Except as set forth below or as described in the preceding sentence, there are no changes to the information set forth in the Schedule 13D.

Item 1.        Security and Issuer

Item 1 is amended and restated in its entirety as follows:

This Statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of Spark Networks, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211.

Item 4.        Purpose of Transaction

The third paragraph of Item 4 is amended and restated by replacing it with the following:

On March 2, 2010, the Reporting Persons delivered a letter (the “Proposal Letter”) to the Board of Directors of the Issuer (the “Board”) in which the Reporting Persons proposed to acquire the outstanding equity interests of the Issuer not currently held by the Reporting Persons or their affiliates, for cash consideration of $3.10 per share of Common Stock (the “Proposal”).  The Proposal is subject to the negotiation and execution of a definitive merger agreement, any required government approvals and third party consents, the approval of the merger agreement by the Special Committee of the Board and the Board, the Board having redeemed or amended the Issuer’s rights agreement, adoption of the merger agreement by a vote of a majority of the voting power of the Issuer’s Common Stock, and the receipt of sufficient financing.  The Issuer has waived the provisions of the Standstill Agreement to the extent necessary to permit the Reporting Persons to make the Proposal and engage in subsequent discussions and negotiations with the Special Committee of the Board.  No assurances can be given that a definitive merger agreement with respect to the Proposal will be entered into or whether the proposed transaction will be consummated.

The Proposal could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the American Stock Exchange, and a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.  One or more of the Reporting Persons are expected to take actions in furtherance of the Proposal or any amendment thereof.

The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose, pursue, or choose not to pursue the Proposal; change the terms of the Proposal Letter, including the price, conditions or scope of the transaction; take any action in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of the transaction described in the Proposal Letter; otherwise seek control or seek to influence the management and policies of the Issuer; or change their intentions with respect to any such matters.

A copy of the Proposal Letter is filed as Exhibit 2 to the Schedule 13D, and is incorporated by reference into this Item 4.

Item 5.        Interest in Securities of the Issuer

The first paragraph of Item 5 is amended by replacing each Reporting Person’s ownership percentage listed therein with the corresponding ownership percentage set forth in line 13 of such Reporting Person’s cover page hereto.

Based upon the number of shares Common Stock outstanding as of November 12, 2009: (i) the percentage ownership represented by the Common Stock beneficially owned by GHAP II and GHEP II, which may be deemed to be indirectly beneficially owned by GPII, decreased from approximately 28.9% to approximately 28.8%; (ii) the percentage ownership represented by the Common Stock beneficially owned by GHEP III, which may be deemed to be indirectly beneficially owned by GHEPIIIGP or GPIII, decreased from approximately 15.0% to approximately 14.9%; (iii) the percentage ownership represented by the Common Stock beneficially owned by GHI, GPII and GPIII, which may be deemed to indirectly beneficially owned by each of Gaffney and Hayes, decreased from approximately 44.2% to approximately 44.1%; (iv) the percentage ownership represented by the Common Stock beneficially owned by GHI and GPII, which may be deemed to be indirectly beneficially owned by Gormley, decreased from approximately 29.3% to approximately 29.2%; and (v) the percentage ownership represented by the Common Stock beneficially owned by GPIII, which may be deemed to be indirectly beneficially owned by Vettel, decreased from approximately 15.0% to approximately 14.9%.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the Proposal set forth in Item 4 above.

Item 7.        Material to be Filed as Exhibits

Exhibit 1                                                   Joint Filing Agreement, dated as of March 2, 2010, by and among the GHI, GHEP II, GHAP II, GHEP III, GPII, GHEPIIIGP, GPIII, Gormley, Gaffney, Vettel and Hayes.

Exhibit 2                                                   Proposal Letter, dated as of March 2, 2010, from GHEP III to Spark Networks, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: March 2, 2010

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL EQUITY PARTNERS II LIMITED PARTNERSHIP

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL AFFILIATE PARTNERS II, L.P.

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL PARTNERS GP II, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

/s/ Christopher S. Gaffney
Name: Christopher S. Gaffney

/s/ Stephen F. Gormley
Name: Stephen F. Gormley

/s/ John G. Hayes
Name: John G. Hayes

/s/ Matthew T. Vettel
Name: Matthew T. Vettel

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, as of March 2, 2010 the undersigned each hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto (as amended, the “Schedule 13D”) with respect to common stock, par value $0.001 per share, of Spark Networks, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature pages follow.]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL EQUITY PARTNERS II LIMITED PARTNERSHIP

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL AFFILIATE PARTNERS II, L.P.

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL PARTNERS GP II, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney
Title:	A Manager

/s/ Christopher S. Gaffney
Name: Christopher S. Gaffney

/s/ Stephen F. Gormley
Name: Stephen F. Gormley

/s/ John G. Hayes
Name: John G. Hayes

/s/ Matthew T. Vettel
Name: Matthew T. Vettel

Great Hill Equity Partners III, LP

One Liberty Square

Boston, Massachusetts  02109

March 2, 2010

Spark Networks, Inc.
8383 Wilshire Boulevard, Suite 800
Beverly Hills, CA 90211
Attn:	Mr. Adam S. Berger
Chairman and Chief Executive Officer

Ladies and Gentlemen:

On behalf of Great Hill Partners and certain of its affiliates (collectively “Great Hill”), we are pleased to submit this proposal for a negotiated acquisition pursuant to which Great Hill would acquire the outstanding equity interests in Spark Networks, Inc. (the “Company”) we do not currently own for cash consideration of $3.10 per share of common stock.  This proposal represents a 22% premium over the average closing price of the Company’s common stock over the 180 days ending Friday February 26, 2010.  In addition, the enterprise value of the Company at the offer price represents a multiple of 5.6x fourth quarter 2009 estimated run-rate EBITDA, which exceeds the average multiple of the Company’s Internet Content and Subscription Services peer group as of the close of trading on Friday, February 26, 2010 by 51%.

For the past several years, the Company’s operational performance has lagged the broader online dating industry, with significant declines in subscribers and average revenue per user, and commensurate declines in revenue, contribution and EBITDA.  In recent periods, even the Company’s flagship property, JDate, has failed to deliver financial results consistent with that brand’s strength in the marketplace.  Poor financial performance has depressed the Company’s stock price and equity value to the point that the Company no longer receives coverage by institutional equity research firms.  Despite its lack of scale, its low public profile and the absence of Wall Street sponsorship, the Company continues to bear the burdens of a “public company,” including all of the financial costs and distractions to management that accompany such status.  Instead of focusing 100% of their efforts and operating cash flow on stabilizing and improving the Company’s core financial performance, management must divert precious time, attention and cash flow to meeting near-term investor expectations and to addressing public company reporting and related requirements.  As a private company, the Company will have the ability both to focus exclusively on the long-term growth of its business without regard to short-term profitability and to eliminate taxing public company related expenses and management distractions.

We are currently in final negotiations with potential lenders in an effort to obtain, and are confident that we will obtain, commitment letters for debt financing sufficient to consummate the transaction.

Although we are familiar with the Company’s business, we and our lenders need to finalize our remaining, customary due diligence before entering into a merger agreement (the “Merger Agreement”) to confirm the terms of our proposal.  With the Company’s active cooperation, we, our lenders and our advisors are confident we could complete this due diligence quickly while concurrently negotiating the Merger Agreement.

We would prepare a draft of the Merger Agreement, which would be reflective of an acquisition transaction between a public company and its largest stockholder and would be governed by Delaware law.  The obligations of the parties to close the acquisition would be subject to customary closing conditions set forth in the Merger Agreement, including, among others:

•                  the accuracy of representations and the performance of covenants;

•                  the absence of any material adverse change affecting the Company (with appropriate exceptions);

•                  the absence of any pending or threatened governmental litigation that could prevent the Closing;

•                  receipt of sufficient financing to pay the total purchase price for, and our expenses in connection with, the acquisition;

•                  adoption of the Merger Agreement by a vote of a majority of the voting power of the Company’s capital stock outstanding;

•                  the receipt of all other required corporate, governmental and contractual approvals, including the redemption or amendment of the Company’s rights agreement to permit the acquisition; and

•                  confirmation that the Special Committee had unanimously recommended approval of the Merger Agreement to the Board and that, in connection with that recommendation and the Board’s approval of the Merger Agreement, the Special Committee and the Board had received an opinion in customary form from a nationally recognized investment banking firm that the consideration paid was, on the date of such opinion, fair, from a financial point of view, to all stockholders of the Company other than Great Hill.

The Merger Agreement would contain other customary provisions, including a covenant that the Board, after receiving the unanimous recommendation of the Special Committee and subject to its fiduciary duties under Delaware law, would recommend adoption of the Merger Agreement by all of the stockholders of the Company entitled to vote.

Following consummation of the proposed transaction, we expect that the Company will continue to operate its business as currently conducted.  We do not anticipate seeking changes in the Company’s management as a result of the transaction.

We understand that you have formed a committee of independent directors (the “Special Committee”) of the Board of Directors of the Company (the “Board”) to evaluate our proposal.  We look forward to discussing our proposal with the Special Committee and its own financial and legal advisors.  We have engaged financial and legal advisors to assist us in connection with the Acquisition and they, as well as our own internal team, are available to work expeditiously with the Special Committee and its advisors starting as soon as the Special Committee is ready.

For the avoidance of doubt, please note that we have no interest in selling or otherwise disposing of any of our shares of common stock of the Company.  In the event that any third party were to propose a competing transaction requiring a vote of the Company’s stockholders that the Company wished to pursue, we would oppose and vote against such competing transaction.

We expect you will appreciate that under applicable securities law we have an obligation to promptly disclose our proposal by means of an amendment to our Schedule 13D filing with the SEC, and intend to do so after the market closes today.

We believe that our proposal represents significant value for the Company’s stockholders, and look forward to discussing our proposed transaction with the Special Committee and its independent advisors as soon as practicable.  We are prepared to leave our proposal open until Thursday April 1, 2010, but we reserve the right to amend or withdraw this proposal and to terminate further discussions at any time prior to the execution of definitive agreements.  For the avoidance of doubt, the proposal in this letter is an expression of intent only, and shall not create any legally binding obligations.  No such obligations shall arise unless and until execution and delivery of mutually acceptable definitive documentation by the parties thereto.

We look forward to completing the acquisition described above.  Please let us know at your earliest convenience how you wish to proceed.

Very truly yours,

Great Hill Equity Partners III, LP

By:	Great Hill Partners GP III, LP, its General Partner

By:	GHP III, LLC, its General Partner

By:	/s/ MICHAEL A. KUMIN
	Name:	Michael A. Kumin
	Title:	Authorized Signatory